TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES APPOINTMENT OF RENAUD ADAMS AS PRESIDENT AND CEO AND MAARTEN THEUNISSEN AS CFO

Toronto, Ontario, March 6, 2023 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") today announced that its board of directors has appointed Renaud Adams as the Company's President and Chief Executive Officer, effective April 3, 2023. Mr. Adams is replacing Maryse Bélanger, Chair of the Board, who was acting as Interim President and CEO during the executive search process. Mr. Adams will also serve as a member of the Board of Directors (the "Board"). In addition, Maarten Theunissen has been appointed permanent Chief Financial Officer, having served as Interim CFO since September 2022.

"The appointment of Renaud Adams represents the culmination of an extensive and rigorous search process led by the Board's CEO Search Committee," said Maryse Bélanger, Chair of the Board. "Renaud offers the rare combination of operational, strategic and capital markets experience, with a proven track record of leading a safety-first culture, attributes that are essential for leading a global mining company today. The entire Board looks forward to working with Renaud as he provides the leadership to guide IAMGOLD towards its goal of becoming a leading high-margin gold producer."

"Further, we are pleased to appoint Maarten Theunissen as CFO on a permanent basis. During his brief tenure as Interim CFO, he quickly became an integral part of the executive management team and was instrumental in helping the Company achieve our funding goals to complete the construction of Côté," said Bélanger.

David Smith, the independent Lead Director during Ms. Bélanger's tenure as interim President and CEO, commented, "On behalf of the Board, we want to thank Maryse for her dedication, leadership and achievements in repositioning the Company over the last year. We look forward to working with Maryse in her continuing role as Chair of the Board."

Renaud Adams has over 30 years of global mining experience in senior executive positions and operations. Mr. Adams was President and Chief Executive Officer of New Gold Inc. from 2018 to 2022, where he led the strategic repositioning of the company and turnaround of its operations. Prior to New Gold, Mr. Adams was President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the company was sold to Alamos Gold in November 2017. During Mr. Adams' time at Richmont Mines, production at the company's principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was Chief Operating Officer at Primero Mining Corporation, and prior to that he was General Manager of IAMGOLD's Rosebel mine in Suriname before being appointed Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada.

Mr. Adams said, "I am honoured and excited about the opportunity to lead IAMGOLD into its next chapter, and I want to thank the Board for this opportunity. I admire the hard work that has been done over the past year by Maryse, Maarten and the entire team to position the company for success. Today, the Company is at an exciting juncture, poised to bring the Côté Gold project into production, and begin operation of what will be Canada's next low-cost, large scale, long life gold mine. This is a mine that will be a model for mining in Canada and transformational for IAMGOLD. This is, in some ways, a return home for me from my early days at IAMGOLD in operations. I am proud to be leading a Company with a steadfast adherence to a Zero Harm® culture, which is a commitment to responsible mining that was instituted in my first year at IAMGOLD over 16 years ago."

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Maarten Theunissen has over 15 years of progressive experience in the mining industry, having served as Interim Chief Financial Officer and Vice President, Finance of IAMGOLD. Prior to joining the Company, Mr. Theunissen was Chief Financial Officer for a Canadian junior gold producer and Senior Vice President Finance of one of the world's largest uranium producers. Mr. Theunissen is a Chartered Accountant (designated in both South Africa and Canada) and began his career with KPMG, where he was a manager in their mining group. He holds a Bachelor of Commerce, (Hons.) Accounting from the University of Johannesburg.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "target", "strategy", or "project" or the negative or other variations of these words or comparable terminology. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production at its operating mine sites, including estimated timing and amounts thereof; total cash costs; all-in sustaining costs; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; estimated costs of production; estimated impairment charges; expected capital expenditures; the progress of development at Côté Gold, including progress of project expenditures and contracting processes; and the timing for commencement of commercial production at Côté Gold.

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The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: the Company's business strategies and its ability to execute thereon; the ability of the Company to successfully complete construction of Coté Gold and commence commercial production, and anticipated timing thereof; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the volatility of the Company's securities; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations; unexpected geological conditions; increasing competition and consolidation in the mining sector; changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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